Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is the transcript of a conference call attended by participants in Empire State Building Associates L.L.C.

Operator: On behalf of Malkin Holdings, hello and welcome to this conference call to discuss the proposed consolidation that will close simultaneously with an IPO. All participants have registered specifically for this call and have been checked in for this call. Each call participant has been asked to submit questions he or she wishes to pose.

Before we get started, let me remind you that today’s call will contain forward-looking statements within the meaning of the Federal Securities Laws. These statements represent predictions and expectations as to future events which Malkin Holdings believes are reasonable and are based on reasonable assumptions. However, numerous risks and uncertainties could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Information about some of these risks and uncertainties can be found in the Company’s SEC filings including the Prospectus Consent Solicitation Statement which you have received. The Company assumes no obligation to revise or update any forward-looking statements.

Investors are urged to review the Registration Statement on Form S-4, the Prospectus Consent Solicitation Statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the Prospectus Consent Solicitation and the supplements relating to the individual entities by contacting Ned H. Cohen at Malkin Holdings LLC.

Because of scheduling limitations and to give maximum flexibility in accommodating such a large number of calls, this call has been prerecorded. A transcript of comments by the Malkins and questions and answers from this call will be available on our website, www.empirestaterealtytrust.com, and also be filed with the SEC and available on its website at www.sec.gov.

With that, I will turn the call over to the Malkins.

Tony Malkin: Thank you, Operator. I am Tony Malkin and my father and I would like to welcome you all and thank you for participating. We are going to start with some remarks and then move to question and answer. We will be on the phone between one and a half and two hours.

We are very happy to speak with you. We hope that you have, or will, review some key materials we have sent to you, which are also on our website. The videos and some other of the information on our website, including instructions on how to fill out your Consent Form are also on the DVD we sent with the Proxy, Consent Solicitation Statement and other solicitation materials. We are committed to answering every question you may have to help you understand why we are making this important recommendation. We will answer the most commonly asked questions in the time we have available on today’s call. If you have submitted questions not answered on this call, we will be reaching out to you individually in a separate call. If you have new questions, you can make a toll-free call to our proxy solicitor at 1-888-410-7850; that’s 1-888-410-7850 or reach out to us through our website at www.empirestaterealtytrust.com. That’s all one word without spaces: www.empirestaterealtytrust.com and I’ll spell that for you. That’s e-m-p-i-r-e-s-t-a-t-e-r-e-a-l-t-y-t-r-u-s-t dot com. Again, the toll-free number is 1-888-410-7850, and the website address is www.empirestaterealtytrust.com. We will also repeat this information again at the end of the call.

Now, let’s get started. Dad?

Peter Malkin: Thanks, Tony, and thank you all for joining us today. As many of you know, I began my work for you in 1958 when I joined my late father-in-law, Lawrence A. Wien, for what became a wonderful partnership spanning more than 30 years. I was a partner with my father-in-law and Harry Helmsley when we acquired the Empire State Building in 1961. My son Tony joined me in 1989.

Before we get into the detail on the proposed transaction, I want you to know that we considered many other options, including leaving things as they have been, before deciding that the consolidation of properties into one publicly traded real estate investment trust, or REIT, is a unique opportunity in the life of these investments and the best course of action for the almost 5,000 investors we represent. The purpose of today’s call is to explain to you why we believe this transaction will benefit you. Now that our S-4 is effective with the SEC, we are in a position to answer any question you have.

This proposal did not come about over night. In fact, we have been working on it for nearly three years. All during this time I have been reflecting upon my career and the innovative investments created by my father-in-law starting in 1934. As I approach the end of my career, I want to make sure that our investors are given the best opportunity for enduring profitable investment, liquidity and choice. Although he is no longer with us, I am sure that my father-in-law, Lawrence A. Wien, would have had the same enthusiasm and endorsement for our plans.

Tony and I are going to walk you through the details, but in a nutshell, we believe that the transaction we are recommending is a big improvement for every investor. We believe our proposed transaction, which offers you a 100% tax-deferred option, gives you tremendous benefits, including the following: every investor will have the opportunity for liquidity after an initial lock-up period when, and if, he or she decides it is appropriate. And when he or she choose liquidity, they will be able to do so by selling shares or units on the New York Stock Exchange.

Second, all investors in the REIT are expected to receive ongoing distributions which we believe offer greater potential to increase more over time than if the status quo remained.

Third, we believe this greater potential for increased distributions results from the cumulative performance of many excellent properties instead of just relying on one property, better financing, more efficient operation and potentially beneficial acquisitions.

Fourth, the proposed REIT will operate under corporate governance guidelines providing investors with increased transparency, accountability and a simplified and more timely tax filing.

Finally, again, you have the option to exchange your current interest for an interest in the operating partnership of the REIT in a manner that is expected to be 100% tax-deferred.

My family, as you know, has interests in this building just like you, and I would not be proposing this if I did not think it would benefit all investors.

Now, Tony will describe some of the benefits of the proposed transaction in more detail.

Tony Malkin: Thanks. Let me begin by addressing why we believe it is in your interest to vote for the proposed transaction. Obviously, the ability we were able to create for each of you to participate in what is expected to be a 100% tax-deferred transaction is the starting point. After that, the first key benefit is the opportunity for you to continue to own valuable and important real estate with a more stable, and what we believe, is greater potential for increasing distributions than your existing investment.

Combining properties creates the potential for more stable distributions through the greater performance stability of many properties rather than just one. Spreading your investment across a portfolio of quality properties diversifies your risk, which is a basic principle of sound investing. Unlike the current structure, where distributions beyond a minimum are discretionary and based on the need to establish reserves, REIT dividends must be at least 90% of the REIT’s annual taxable income. We expect they would be paid every quarter. We also believe that you have greater potential for increased distributions as a unitholder or stockholder and increased value from capital appreciation, than as a participant in your subject LLC. The REIT will have better access to capital markets, streamlined financial reporting and a simplified management structure that increases efficiency. The REIT also expects to maintain modest leverage which should allow the REIT to pursue acquisitions that could increase its cash flow, potentially allowing for further growth and enhanced distributions.

Another factor is our current need to maintain cash reserves for each individual ownership entity to protect against unknowns and to cover expenses from time-to-time. As a REIT, we will no longer have to hold cash reserves in each individual entity. In fact, there will be a one-time distribution of whatever available cash reserves there are, at or just after the consolidation and IPO, and there is no need to establish property level reserves by the REIT any longer.

If the transaction proceeds, in addition to the one-time distribution of cash reserves, the REIT will reimburse all transaction expenses out of IPO proceeds, thereby increasing the funds available for such one-time distribution at the time of the IPO.

Finally, each investor will receive their portion of the $55 million class action settlement fund, subject to court approval, but this one-time distribution and the receipt of such, will occur only if the proposed transaction moves forward. If our proposed consolidation and IPO are not approved, these three one-time distributions will not occur.

In the Prospectus Consent Solicitation Statement, which is in the Form in the final S-4, we have estimated what dividends would be for the REIT during the 12-month period ending September 30, 2013. The presentation of this 12-month estimate in the Prospectus Consent Solicitation Statement is the market convention for REIT IPOs and is consistent with SEC guidelines. Importantly, for most investors, including those investors in the Empire State Building, the estimated distributions in the S-4 are projected to be higher than under the status quo historical average distributions, and over the longer term, we believe that all investors will have the greater potential for increasing distributions than they currently have for all the reasons I just mentioned. Remember, REIT taxable income will be determined by the performance of the portfolio of properties and is unaffected by the Company’s stock price. While the price of shares may go up and down, that will not change the requirement to pay dividends of at least 90% of REIT taxable income on an annual basis. Dad?

Peter Malkin: Another significant benefit is the potential for liquidity at a time of your own choosing. Just to be clear, under the proposed consolidation and initial public offering, there is never any requirement that you sell your shares for cash. Many of you may wish to keep your interest for you and your family and to continue receiving expected regular, steady distributions which we believe offer greater potential to increase more over time than if the status quo remained. That’s fine. And because you have the option of choosing what is expected to be a tax-deferred security, you have the ability to avoid realizing a capital gain until the time of a future capital transaction, such as when you may decide to sell. And your family may avoid the capital gain tax completely if you hold on to your units for life and they are given a stepped-up basis in your estate.

I should note at the outset, that the Malkin family intends to hold its shares and units but others may wish to liquidate all or a part of their investment. I can’t think of a case in which your investment is not worth many times what you or one of your predecessors paid for it. But currently, there is no efficient public market for you to sell your interest in its present form. While there have been some sales over the years, we believe that they have been concluded at substantial discounts. By going public, there will be a true market price available and you will be able to see the price of your shares, or units, any time you like and to sell all or part of your interest any time you choose following the initial lock-up period.

Another benefit of the transaction is corporate governance. Investors would own shares in a publicly traded company with a centralized, experienced management team. The management team would report to a Board comprised of six independent directors and my son, Tony. A full set of biographies of the six proposed independent directors is in the Prospectus Consent Solicitation Statement. Importantly, each board member has successful experience in real estate, public companies, or both. As a public company, your Board has a fiduciary responsibility to all stockholders and will be accountable to you and those of you with voted securities would elect the board members and vote on certain other corporate matters each year. This is in contrast to your current investment where you have no vote.

You should also enjoy greater legal protections. As a public company with securities listed on the New York Stock Exchange, you would have all the protections afforded all public stockholders through the SEC, the New York Stock Exchange and the new Dodd-Frank rules and regulations.

Tony Malkin: Another benefit is simplified tax filing instead of receiving a K-1 for each investment you have with Malkin Holdings, which is often received too late to make an April 15th filing. Class A or B common stock shareholders will receive one Form 10-99 and OP unitholders will receive one Form K-1. The REIT has committed to make efforts to deliver all of these forms by March 31st of each year, so you will not have to file your returns on extension.

So, in summary, we believe there are many benefits to the proposed transaction. We believe all investors will benefit through ongoing distributions with the greater potential to increase through property performance, better financing, more efficient operations and beneficial acquisitions. The potential for increased distributions and stock price capital appreciation over time, benefits all investors. You will enjoy modern corporate governance, an accountable Board of Directors, greater transparency and simplified tax filing. In our view, when you consider all these benefits, your decision to vote for the consolidation and IPO should be an easy one. Dad?

Peter Malkin: We also think it’s important for everyone to consider what will happen if the transaction does not move forward. Were that to occur, you will continue to own an illiquid interest in an entity that owns a partial interest in a single property. This means you are not likely to obtain a true and efficient market price for your interest and you will significantly limit your ability to monetize all or part of your interest at a price and time of your choosing.

You will also continue to be subject to an ownership structure that is universally recognized as archaic, which limits your rights and the value of your investment and which is potentially subject to damaging deadlocks.

Also, because you currently rely only on the performance of one property, any major expenditure unique to your property or major tenant failure will impact you directly and not be mitigated by the performance of other properties. In addition, your cash distributions will remain inconsistent and volatile, subject to the performance of a single property and to the decisions made by the operating lessee over which you have no control.

Without the consolidation, there will not be the same access to growth through acquisitions and, therefore, you will forego the positive impacts such acquisitions could have on distributions.

Your entity will not be reimbursed for the transaction expenses incurred over the past several years and your entity will not make the one-time distribution to you of such reimbursement amount plus its excess reserves. You will not receive any settlement payment. And finally, your tax filing will remain complex and subject to delays beyond April 15th each year.

Now, Tony will address some special considerations for Empire State Building investors.

Tony Malkin: Thanks, Dad. We all take pride in being involved with a special property such as the Empire State Building but there are significant risks, as well. One of these risks comes from the current ownership structure. The Helmsley estate holds a veto in your operating lessee, the Empire State Building Company. You may know that for decades, my grandfather, Lawrence A. Wien, worked with my dad and the Helmsley family. After Harry Helmsley’s death in 1997, however, Helmsley-Spear Inc. was sold to its senior officers. About that time, we commenced proceedings to remove Helmsley-Spear as managing agent because the performance of the properties was suffering. Through a very lengthy and costly legal proceeding, we successfully removed Helmsley-Spear and began turning around these historic, pre-war properties. We successfully completed significant upgrades, made considerable capital investments, hired new staff and executives at Malkin Holdings and added new managing agents. But now, we must all face the reality that Leona Helmsley’s will requires her estate to liquidate its investments, including properties supervised by Malkin Holdings. If the estate does not liquidate its interest through an IPO, we expect it to sell its interests to an unknown third party. Dad?

Peter Malkin: And so it is important to understand that the Helmsley estate sale requirement will end the status quo, no matter how investors vote. Anyone who purchases the Helmsley estate’s interest will receive the same veto rights that the Helmsley estate currently has. There simply is no way to predict how an unknown third party will act on matters that affect the availability of cash for distributions. On the other hand, if the proposed consolidation and REIT transaction go forward as proposed, the rights of the holder of the Helmsley estate’s interests to interfere with decisions would no longer exist.

With a consolidation and IPO, we can give investors many valuable benefits and allow the Helmsley estate to exit without raising risks to remaining investors. We will maintain our management team, which has done such a fine job transforming the supervised properties. We also believe that we will be able to realize for investors, the significant benefits in becoming a publicly traded REIT, which we have been discussing on today’s call.

We are aware that some individuals have suggested that the value of the Empire State Building is somehow being shortchanged, but the fact is, that the uniqueness of the property has been reflected in the value allocated by Duff & Phelps, an independent valuer. The Empire State Building is approximately 34% of the total square feet of the REIT, but it has been afforded more than 56% of the exchange value.

Remember, as is stated in the Prospectus Consent Solicitation Statement, distributions for Empire State Building investors are expected to be greater than historic distributions, not decreased, as some have suggested.

Investors should also consider other unique risks to the Empire State Building. Given the prominence of the asset, it is susceptible to acts of terrorism and other events beyond our control that can impact our financial performance at the building. Approximately 40% of the revenue of the operating lessee in 2011 was from the observatory, driven by tourists. Going forward, we face new competition for this source of revenue. The new One World Trade Center will have a new observatory which will bring new competition to the market for the tourists who visit. One World Trade Center has also announced that it will offer a full broadcast platform for television, radio and other broadcasters. Approximately 10.4% of the revenue of the operating lessee in 2011 was from the broadcast operations of the Empire State Building. That has been a major source of overage rent payment, New York LLC, which contributes to your additional distribution. With increased competition, the benefits from the broadcast operations may be less, which may adversely impact your potential for additional distributions.

Tony Malkin: Thanks, Dad. If the transaction proceeds, you will be able to choose what securities you will receive in exchange for your current interests. Your choices include: 100% tax-deferred operating partnership, or OP, units that do not have voting rights; a 98% tax-deferred combination of Class B common stock and OP units that would have the same voting rights as if you had selected only Class A common stock; or fully-taxable Class A common stock with full voting rights. Each one of these options will provide you with ownership in prime, improved or improving office and retail real estate in Manhattan and the

Greater New York Metropolitan area. And importantly, no matter which security you choose, you can expect to receive regular quarterly distributions with the greater potential for increased distributions and capital appreciation, than your current investment.

Let us discuss a little more what each of these securities is and what the general tax implications would be.

Peter Malkin: I’ll begin with the OP units. OP units are expected to be 100% tax-deferred, meaning that tax would be owed on any gain on your investment only at the time of a future capital transaction, such as when you decide to sell or the property owned by your entity is sold. OP units will also be listed on the New York Stock Exchange but have no vote in the REIT. If and when OP unitholders decide to liquidate, however, they would not have to sell their units on the Exchange. Beginning after one year, they would also have the option of exchanging their OP units for cash at the then price of Class A shares, or at the REIT’s option to receive Class A shares, one-for-one. As detailed in the Prospectus Consent Solicitation Statement, some of your OP units are permitted to be sold immediately and up to 50% can be sold after six months and all or any part of your holdings may be sold at any time starting 12 months after the initial public offering.

Another alternative is a combination of OP units and Class B shares. Because OP units do not have voting rights, we are offering the option to receive Class B shares instead of 2% of the OP units you would otherwise receive. So, for example, if you were eligible to receive 100 OP units, you could instead, choose 98 OP units and two Class B shares. Class B shares are different in that each carries the same voting rights as 50 Class A shares. And so you, by choosing two Class B shares, would have the same voting rights as if you chose 100 Class A shares. However, receipt of Class B shares is taxable at the time of the IPO, so instead of deferring taxes on 100% of your investment, you would defer taxes on 98% of your investment.

If you decide you want to sell your Class B shares, which will not be listed on a national securities exchange, they are automatically converted on a one-for-one basis to Class A shares.

Tony Malkin: The final alternative is to receive Class A shares. These shares will have the same rights to distributions as OP units and Class B shares and also carry voting rights in the REIT. However, receipt of Class A shares is taxable at the time of the IPO. As with OP units, those wanting to liquidate their investment would be eligible to sell half of their Class A shares six months after the IPO and the balance 12 months after the IPO.

So, the bottom line is that we have created a structure that gives you great flexibility. You have a range of options, including to defer taxes, receive quarterly distributions and maintain voting rights. This structure provides the same choices that were made available to the Malkin family and to the investors in the private entities we supervise. As you may know, we received all of the required consents from those private entities who have approved the proposed consolidation.

For your reference, the Malkin family elected a combination of Class B shares and OP units, in addition to a small number of Class A shares.

If I may, let me turn this back to my father for some closing remarks.

Peter Malkin: Thank you, Tony. We hope that you have found this discussion helpful. In summary, we want to make sure you understand the following key points about this transaction.

You have the option to receive OP units which are expected to be 100% tax-deferred. You would have new liquidity options through a listing of Class A common shares and OP units on the New York Stock Exchange. We believe the REIT offers a greater potential for distribution increases than the status quo. Dividends will be paid quarterly and at a minimum of 90% of REIT taxable income annually. You can diversify your assets; one of the first principles of sound investing. You will have increased growth opportunities through potential acquisitions with better access to capital markets. You will receive a one-time distribution of cash reserves and reimbursement of consolidation and IPO expenses. You have the opportunity to receive class action settlement proceeds. For all these reasons, among others, we believe the proposed transaction is in the best interest of all investors.

And now, let’s begin the question-and-answer session.

Tony Malkin: Thank you to everyone who’s submitted questions. We are going to answer the most commonly asked questions. If your question is not answered, it is likely specific to your particular situation or has not been asked by any other investor and we will reach out to you individually. If you have new questions, you can reach out via the website at www.empirestaterealtytrust.com. Once again, that’s all one word, www.empirestaterealtytrust.com or via our toll-free phone number which is 1-888-410-7850. Again, that is 1-888-410-7850.

With that, let’s take our first question. “Is the MacKenzie that is doing the tender offer the same as the MacKenzie who is your proxy solicitor?”

The answer is no. There is absolutely no relation whatsoever and it is purely a coincidence that they have the same name. The MacKenzie that is doing the tender offer has made prior tender offers that we have opposed or recommended against. We have separately mailed, a Schedule 14D-9 to participants which you all should have received which states our recommendation against the tender offer.

Next, we have a question. “What happens to my interest if the transaction proceeds?”

Our Prospectus Consent Solicitation Statement states in several places that if your subject LLC participates in the consolidation, you will have the option to exchange your current interest for one of three types of securities. As we discussed on the call earlier and as can be found on page 74 of that Consent Solicitation Statement, those securities are: 1) operating partnership units, OP units, which are expected to be 100% tax-deferred; a combination of Class B common stock and OP units which are expected to be 98% tax-deferred; or, Class A common stock which is 100% taxable.

We, of course, cannot advise you on which security you should choose and we suggest that you consult your financial advisor if you are not sure which security is best for you.

If you have questions about how to make your election, however, you can call us anytime and we would be happy to explain further, your options. Dad?

Peter Malkin: The next question is, “Will I be required to pay taxes on the consideration received in this transaction?”

Our Prospectus Consent Solicitation Statement highlights, in several places, including on pages 20-22, that if you elect to receive OP units, you will not pay any tax on the consideration you receive in our recommended consolidation. You will only realize a capital gain at the time of a future capital event, such as when you decide to sell your interest or if the property owned by your entity is sold at some point in the future. If you choose OP units, the entire transaction as set forth in the Prospectus Consent Solicitation Statement, is expected to be 100% tax-deferred for you.

Tony Malkin: The next question is, “Who is Duff & Phelps and how can I feel comfortable that their work has given me fair value for my interests in the consolidation?”

As stated in our Prospectus Consent Solicitation Statement, given our family’s role in owning interests and in supervising all the entities in our consolidation, we wanted an independent third party to produce the exchange values and render a fairness opinion for all participants and we chose Duff & Phelps to do this work. We chose Duff & Phelps because we wanted the work to be performed by an independent group.

Duff & Phelps is an internationally recognized firm with an excellent reputation for valuation services across all industries and it provides these for a broad variety of real estate firms. The Prospectus Consent Solicitation Statement, on pages 235 through 254, describes in detail, how Duff & Phelps did its work. They began by requesting and receiving historical and current information and market data which we delivered to them from our records and from the third party managing agents. They then appraised the value of each of the properties, the development site and the management companies to be included in the REIT. Then Duff & Phelps calculated the exchange value for each property. Each of the properties will receive its proportionate share of the consideration in the consolidation, based on its proportionate share of the aggregate exchange value. This results in the value of each entity relative to the others, which is how the consideration in the consolidation is being allocated to you.

The exchange value for each entity was then allocated to the participants and the override interests in accordance with the organizational documents for each entity. In this way, all values were established in the same way, including our own values. The valuation materials, which Duff & Phelps provided to us, are attached in the materials you received as Appendices A and B to the Prospectus Consent Solicitation Statement and the financial projections used by Duff & Phelps in its exchange valuation process for all the properties are attached as Appendix C.

I can also tell you that we believe the valuations are fair, that our interests have been valued in the same way, and that we will be voting in favor of the transaction.

Peter Malkin: The next question is, “Is there a deadline to vote?”

By law, the solicitation period must last at least 60 days after the beginning of the solicitation period, which would take us out to March 25, 2013. The longer it takes to approve the proposed consolidation and initial public offering, the greater will be the expenses borne by all investors. The longer it will take until the benefits that we believe will be realized from the consolidation, including steadier, more regular distributions, the longer it will take for you to receive the one-time distribution of reserves and reimbursement of offering expenses, and the longer it will take for you to receive your share of the class action settlement proceeds.

Importantly, all these benefits will occur only if the vote is for the consolidation and initial public offering and the consolidation and initial public offering are completed. For these reasons, delay is costly and it is important that you make your choice and send in your vote as soon as you can so that your vote is counted and the consolidation goes as quickly as possible to minimize ongoing expenses.

Tony Malkin: Here’s another question: “Who pays for all the materials that have been sent out in connection with the proposed transaction?”

The more voluminous materials that have been distributed were necessary to meet SEC requirements. In addition, we have sent out a series of letters and other shorter materials that we felt were necessary to keep all investors apprised of certain developments relating to the proposed transaction. With agent authorization under the original agreements for your investment, the costs are initially being shared by your LLC, along with all the other public and private entities supervised by Malkin Holdings that would participate in the consolidation.

If the consolidation is approved and closes, the new REIT will reimburse each of the entities for its share of these costs and the amount reimbursed will be distributed to you and the other participants in cash at, or soon after, the IPO.

If the consolidation is not approved, each entity’s expense is unreimbursed, and no such distribution will be available.

Peter Malkin: The next question: “How did the Malkins get their override interest?”

The Prospectus Consent Solicitation Statement sets forth the variety of overrides from different ownership groups to which the Malkin Group is entitled. Some of these overrides have been in place since the creation of each investment. Some were put in place at later dates. Every one of these overrides was either included in the organizational documents when investors agreed to make their investment or has been consented to in writing by the investors in the entities.

Tony Malkin: This question: “Isn’t Malkin Holdings going to continue to get management fees, commissions from leasing and supervisory fees once the consolidation is concluded and the REIT goes forward?”

No, that’s not true. Today, Malkin Holdings receives no management fees or commissions from any of the properties involved in this consent. All Malkin Holdings receives is its supervisory fees and its overrides when payable. All Malkin Holdings’ fees and entitlements were valued as part of Duff & Phelps work. When the consolidation and IPO move forward, Malkin Holdings will receive no more fees. All Malkin Holdings will get is its ownership in the REIT.

Peter Malkin: The next question: “What is the Malkin’s entitlement to these override interests?”

The Prospectus Consent Solicitation Statement points out that the overrides are written contracts entered into by you, the family member from whom you inherited your interest or the party from whom you acquired your interest when the investment was made or at some point, thereafter. Every one of these agreements is available for inspection.

The Malkins are entitled to distributions on the override interests out of the proceeds from a capital transaction. As the REIT will acquire each building in which you are a participant, the proposed consolidation is a capital transaction. The proposed consolidation represents a transfer to a new entity with substantial additional assets, substantial new investors and a new governance structure; in no way, a continuation of the prior entities for the same investors.

Tony Malkin: This question; “When do you expect the consolidation and IPO to be completed?”

We plan to complete the consolidation as soon as possible after receipt of the approval by the required vote of your subject LLC’s participants and the approval by the required vote of the other subject LLCs’ participants for inclusion. At that time, we will measure the market and calendar for other public offerings and choose the best timing for the IPO. By its terms, the consolidation and IPO are required to be completed no later than December 31st, 2014 but we are certainly hoping to wrap it up long before that date.

Another question: “When can I sell OP units or shares of Class A and Class B common stock of the REIT after the consolidation and IPO?”

First of all, please keep in mind Class B common stock cannot be sold. It can only be exchanged for Class A common stock to be sold and that can take place 12 months after the offering. As explained in the Prospectus Consent Solicitation Statement and in our videos, after the closing of the consolidation and the IPO, every participant, except the Malkin family, will have the ability to sell up to 50% of both the OP units and Class A common stock received in the consolidation at any time after the 180th day following the IPO pricing date, and the balance of the OP units and Class A common stock 12 months after the IPO pricing date. In addition, each participant that receives OP units may, immediately following the consolidation and the IPO, sell up to 4% of the OP units issued to him or to her and I would point out that the Malkin family has a longer lock-up.

The next question: “When are OP units exchangeable for shares of Class A common stock?”

Twelve months after the completion of the IPO, each OP unit will be exchangeable for the then cash value of a share of Class A common stock or, at the REIT’s election, one share of Class A common stock.

Peter Malkin: Another question: “What about all these lawsuits against the Malkins over this deal? There are five of them. Doesn’t that mean that the Malkins have done something wrong?”

No. Virtually all large deals get challenged in court. These claims now have been settled with no admission of wrongdoing. In fact, after plaintiff’s counsel reviewed thousands of documents and interviewed many witnesses, the plaintiffs now intend to support the proposed transaction.

Here is a new question: “How will the challenge to the Class Action Settlement affect this transaction?”

Our Consent Solicitation toward the consolidation and IPO continues without interruption. Importantly, this class action challenge is not a new lawsuit, but rather a motion filed by a handful of investors in Empire State Building Associates seeking to block the settlement reached by us and investors representing all entities proposed for the consolidation last September. Objections are common in these types of proceedings and we see no change in the timing for our ongoing vote and the completion of our proposed IPO within the timeframe of the consent as it is presently proposed. This is one set of plaintiff’s attorneys suing another set of a plaintiff’s attorneys. While the litigators are suing each other, we intend to focus on operating the properties and partnerships and getting the consent done for the good of all investors.

Here’s another new question: “Can you please explain the third party proposal we are being asked to vote on? Is it the same as the tender offer?”

In our Consent Solicitation, we are asking for authority to enter into a third party portfolio transaction under which the entire portfolio which would have gone into the REIT would instead be acquired by an unrelated third party. In that case, the REIT wouldn’t be formed. We believe it would be beneficial for you to consent to this proposal to provide us with the flexibility to accept a proposal from a third party if we determine that the price in the transaction includes an adequate premium above the value expected to be realized, over time, from the REIT formation. There are clear requirements written in our Consent Solicitation documents for any third party portfolio transaction. The price must be at least 115% of the aggregate exchange value of all the public and private entities included in the transactions.

No member of the Malkin family can be related to the third party buyer or receive any special benefit from such a sale. If a sale were to occur, the Malkins would have no further involvement with any of the properties; not as investors, executives or board members. The Malkins would be cashed out just like any other investor.

Of course, if we receive a bona fide offer, we will disclose the offer. Such third party portfolio sale is unrelated to the tender offer. We have sent all investors a copy of a Form 14D-9, which is filed with the SEC, with our reasons for recommending that you do not accept the tender offer from MacKenzie Capital. By the way, to clarify further, MacKenzie Capital has no connection to MacKenzie Partners, the proxy solicitor retained by Malkin Holdings to help address investor questions regarding our proposals. It is just a strange coincidence that they have the same name.

Another question: “What is my interest worth?”

As described in the Prospectus Consent Solicitation Statement, for each $10,000 of original investment held by you, the exchange value is now $323,800 if you or your predecessor consented to the voluntary capital override or $358,670 if there has been no such consent.

The exchange value was determined based on an appraisal by Duff & Phelps, the independent valuer, to establish relative value among properties and participation interests and it does not necessarily represent the fair market value of your participation interest. The consideration you receive will be based on the REIT’s value in the IPO, which will not be known until the pricing of the IPO after you vote on the consolidation proposal.

We have described in the Prospectus Consent Solicitation Statement on pages 6 through 8, the differences between the exchange values and the enterprise value, which is the value based on the IPO price. The Prospectus Consent Solicitation Statement also includes a table on page 7, showing the range of enterprise values per $10,000 original investments based on an illustrative range of IPO prices.

Tony Malkin: Here’s a question: “What is this I hear about a 10% commission to Malkin?”

There is no commission being paid by any entity or any of the participants, to Malkin. In the case of Empire State Building Associates, Malkin has been entitled to a 6% override on cash flow since inception and consents entered into voluntarily by investors in 1991, 2001 and 2008, a total of approximately 94% of all Empire State Building Associates investors agreed that Malkin would receive an override on a capital event of 10% of their distributions above a stated level. Malkin has agreed that we will not receive any other compensation from any non-consenting investors in Empire State Building Associates. There is no commission to Malkin.

Peter Malkin: The next question: “Explain to me where the 50/50 allocation of value between Empire State Building Associates and Empire State Building Company comes from.”

The Prospectus Consent Solicitation Statement is very helpful here on pages 156 through 158 and pages 238 through 243, which explain the history of my father-in-law’s and my acquisition of the Empire State Building. We structured the transactions creating the two-tiered entity properties. Our intent was to create a structure that had the same economic attributes as a 50/50 joint venture while protecting our investors from double taxation and from unlimited personal liability.

Just as an aside, I encourage you, after this call, to go to the website and take a look at our letter of May 11, 2012 and our video on the two-tier ownership structure, which is also on the DVD we sent to you. The letter and the video lay out the details and benefits of this structure which was really driven by the tax code at that time.

The two entities have always functioned economically as a 50/50 partnership. For example, Empire State Building Associates and Empire State Building Company have historically shared the cost of building improvements on a 50/50 basis. Empire State Building Associates and Empire State Building Company have historically shared financing costs on a 50/50 basis. And after basic rent is paid to Empire State Building Associates and the first $1 million of profit is retained by Empire State Building Company, all overage rent is divided on a 50/50 basis. Empire State Building Associates does not operate the Empire State Building, nor does it make decisions about capital expenditures, leasing, repairs, maintenance, use of property cash flow or any other decision regarding the operation of real estate. All of these matters are under the exclusive control of its operating lessee, Empire State Building Company. Cooperation of Empire State Building Company also is required to mortgage the property efficiently because both positions are generally required as collateral for any financing of size.

In addition, Empire State Building Associates cannot sell the entire property without the cooperation of Empire State Building Company. If Empire State Building Associates sold its interest without Empire State Building Company joining in the sale, the property sold by Empire State Building Associates would continue to be subject to Empire State Building Company’s operating lease. Accordingly, a buyer would be subject to Empire State Building Company’s continuing to determine leasing, repairs, capital expenditures, property operation and use of cash flow from the property and all issues which determine property performance and lease payments to Empire State Building Associates.

When my father-in-law, Lawrence A. Wien, and subsequently, my father-in-law and I, structured the transactions, LLCs and operating lessees prepared the operating agreements established in the structure and marketing of these investments, the intent of those who created the structure and drafted the agreements from the beginning was to achieve the economic attributes of a 50/50 joint venture. The primary objective of the unique format of the documents we used was to establish a joint venture treatment which would share profits and offer the subject LLC investors favorable flow-through tax treatment for U.S. federal income tax purposes. They did not call it a joint venture to protect the passive investors from general partner liability for building operations. The facts at the time, dictated the transaction structure. This is the same structure my father-in-law used for many deals during the time the tax code was written that way and they all operated in the same way. Allocations similar to the 50/50 joint venture format have been confirmed by independent valuers, approved by the investors and used to allocate sale proceeds in prior sales of properties supervised by Malkin Holdings. This is all laid out in detail in the Prospectus Consent Solicitation Statement on pages 238 though 243.

By the way, contrary to what we believe has been incorrectly stated by certain parties, the Malkin family does not benefit from the 50/50 allocation. The Malkin Group’s interest in Empire State Building Associates is significantly higher; over 15.4% in the Empire State Building Associates versus approximately 6.7% in Empire State Building Company, meaning that it would be in our economic interest for more value to be allocated to Empire State Building Associates. However, we do not believe that would be historically consistent or fair and we have committed to be bound by the allocation by the independent valuer, Duff & Phelps.

Tony Malkin: Here’s another question. What is the distribution for March 2013 for Empire State Building Associates?

Well the amount of this distribution has not yet been determined. It will depend, amongst other things, upon a calculation of the 2012 income of the operating lessee and the determination of the reserves needed for 2013. After the distribution amount is determined, we will include it in a supplement to the S-4, which will be filed with the SEC, posted on our website and mailed to investors.

Tony Malkin: Another question: “What will happen to my distributions if the transaction goes forward?”

We believe that there is a greater potential for your distributions to go up more over time as a part of this transaction than if you stayed just with the status quo. In the Prospectus Consent Solicitation Statement, we provided an estimate of expected annual distributions to investors in each of the groups for which a vote is to be taken. On pages 183 through 189 of the Prospectus Consent Solicitation Statement, you can find a comparison of what our estimated distributions for 12 months ending September 30, 2013 will be in comparison to the average annual distribution Empire State Building Associates investors received for the five years ended December 31, 2011, showing that the estimated distribution for the 12-month period is greater than this average annual distribution.

We also believe your distributions will be less subject to fluctuation and are expected to be paid four times each year, once each quarter, as opposed to the historic practice of a small, regular distribution and an annual overage rent payment, which is inconsistent and only payable to the extent of available cash flow.

As stated in our Prospectus Consent Solicitation Statement, letters and videos, REITs are required to distribute at least 90% of REIT taxable income annually. The post-IPO REIT will have no need to maintain property level reserves at each property. There will be many more and more efficient ways to access the capital markets.

There are many reasons why we believe participants have a greater potential for increased distributions following the transaction, than the status quo. For your information, our family has no plan to sell any of our interests and we believe the potential benefits of the combined portfolio are greater than for any property standing alone.

Here is another question: “I was told the Empire State Building is nearly completely turned around, needs very little additional investment and has upside with no risk. Is that true?”

No, that is not true. The Empire State Building consists of 2.7 million square feet of office space, which includes space leased to broadcasting tenants and the observatory and 169,215 feet of retail. While its management transitioned from Helmsley-Spear in August 2006 and the plans for its turnaround program were announced in October 2007, the program is not complete. While the lobby has been restored and the observatory largely upgraded and new leases concluded to new tenants for over 1.5 million square feet of office and retail space, costs remain for the completion of the comprehensive program for renovation and repositioning of the Empire State Building. As of September 30, 2012, we estimate additional capital costs at the Empire State Building to range between $185 million and $225 million through 2016. This does not include additional costs for tenant improvements, leasing commissions and other expenses on the spaces which have not been leased to new tenants.

The portfolio-wide renovation and repositioning program at all the other properties proposed to be consolidated, is expected to be substantially completed by the end of 2013, while the work and expense at the Empire State Building are anticipated to continue through 2016.

Additional Empire State Building Associates related risks disclosed in the Prospectus Consent Solicitation Statement, include risks of terrorist attack and competition to the Empire State Building’s observatory and broadcasting operations from the new One World Trade Center observatory deck and broadcast antenna, as well as the existing broadcast operations at 4 Times Square. We are prepared for and are addressing the remaining costs for improvements and leasing, as well as the security and competitive threats, but it is not accurate to say the Empire State Building turnaround is near completion and the asset performance is assured with little additional expense and no risk.

If the consolidation does not go forward, it is possible that Empire State Building Company may not approve additional borrowings to fund these costs, in which case, Empire State Building Company may use cash flow resulting in immediate and sustained reductions or cessation of overage rent, or may either defer or not make such expenditures at all.

Peter Malkin: And the next question: “I was told that it would be easy and just as good for the Empire State Building or Empire State Building Associates to become a REIT on its own. Is that true?”

No, and nor do we believe that it is realistic or desirable. There is no professional expert investing in REITs who has told us anything but the opposite. Any Empire State Building-only REIT would require the consent of Empire State Building Company, which is controlled by the Helmsley estate and the Malkin family, which have not consented to such a transaction.

We have been advised that a single asset REIT is not typical and most potential REIT investors, the great majority of which are institutional investors, would not react favorably to such a REIT. Such investors much prefer the diversification of risk from a consolidated portfolio of quality properties. One reason is that a stand-alone REIT would bear many of the same ongoing expenses of a REIT owning a portfolio of properties without the benefit of other properties to share them with. We believe these expenses and single-property risks would make it less attractive to investors and diminish value to Empire State Building Associates participants. There would be, by the way, more time and money required to pursue such a transaction and without Empire State Building Company cooperation, an Empire State Building Associates stand-alone REIT, would not fix the biggest problem in the status quo, an inefficient and archaic organizational structure, poor access to capital markets and unpredictable distributions which are determined as a result of decisions by an operating lessee, over which Empire State Building Associates has no control.

A further question: “I was told that the other properties are low quality. Won’t those properties decrease the value of my investment?”

No. Our strategy for redevelopment of Empire State Building was based on our prior successful redevelopment of other office and retail properties proposed to be part of the consolidation and IPO. Those properties have been recognized with industry awards, are well located and have a roster of quality tenants. The Prospectus Consent Solicitation Statement includes property descriptions, awards won by these other properties and a listing of high quality tenants like Kohl’s, eBay, JP Morgan Chase, Aetna Insurance, which are in these buildings. Our website and DVD also includes short video tours of the properties.

Tony Malkin: Next question: “Is it true that the Empire State Building has been undervalued relative to the other properties in the IPO?”

No, we do not believe that is true. As we have said, all the buildings were valued independently by Duff & Phelps but also as we mentioned, the Empire State Building is only 34% of the square footage of the total portfolio, but it would receive more than 56% of the total consideration in the consolidation. This recognizes the unique value of the building and, we believe, fully values the building relative to the other properties.

Here’s another question: “Is it true that Empire State Building has more upside and I will lose that in the proposed consolidation and IPO?”

No, that’s not true. Again, Duff & Phelps took into account the expected future performance of all of the properties in determining their exchange values. This includes Empire State Building’s office, retail, broadcast and observatory operations. Empire State Building’s potential, yielded the highest exchange value per square foot of any building in the portfolio.

Here’s a question: “What will I be entitled to receive if I don’t vote for the consolidation and the consolidation proposal is approved by Empire State Building Associates?”

If you vote against the consolidation, you do not vote or you abstain, and Empire State Building Associates participates in the consolidation, your participate interests will be subject to a buyout. The buyout amount for your interest would be substantially lower than the exchange value. The buyout amount, which is equal to the original cost, less capital repaid but not less than $100 is currently $100 for the interest held by a participant in Empire State Building Associates as compared to the exchange value of $323,800 or $358,670 if you are not subject to the voluntary capital override per $10,000 original investment for Empire State Building Associates.

A participant in Empire State Building Associates who voted against the consolidation or the third party portfolio proposal, or abstained, as applicable, or that did not submit a consent form, may change his or her vote to a vote in favor of the applicable proposal within 10 days after receiving written notice that must be given by the supervisor that the required super-majority consent has been received by such participant’s participating group. In such case, his or her participation interest will not be subject to the buyout and will participate on the same basis as the other participants who approved the consolidation or third party portfolio transaction.

Peter Malkin: Another question: “Could Empire State Building Associates purchase the Helmsley estate’s interest?”

We do not believe that this is realistic. Empire State Building Associates receives a low basic rent and highly variable overage rent from Empire State Building Company to cover costs and to service and repay loans. Empire State Building Company is not required to operate in such a way as to maximize cash flow or overage rent payments to Empire State Building Associates. Based on our extensive experience in financings, including three financings relating to the Empire State Building since 2001, we do not believe that Empire State Building Associates would be able to borrow the necessary amounts to acquire the Helmsley estate’s interest. In addition, Empire State

Building Associates would need a new consent from Empire State Building Associates participants and from Empire State Building Company for any such financing.

One person, who was incorrectly described by the Edelman’s, and those working with them as an accountant and an Empire State Building insider, who spoke in favor of this strategy, has since sent to all Empire State Building Associates investors, a letter saying that he personally had not done any work to determine whether this could be financed and achieved and did not mean to hold himself out as someone who could engineer and execute such a transaction. The Helmsley estate and the Malkin family, whose consents would be required for Empire State Building Company to proceed, have committed to a different path. We do not believe that this approach is either credible or feasible.

Tony Malkin: Here’s another question: “Can’t things just stay the way they are? Why can’t we just have the status quo?”

Well, things can’t stay the way they are, nor can we continue with the status quo. Leona Helmsley’s estate must sell its interest in Empire State Building Associates operating lessee, Empire State Building Company. This is not an option. It is a requirement under the will of Leona Helmsley. The Helmsley estate’s interest and the Malkin family’s interest hold equal veto rights on decisions made by Empire State Building Company. Empire State Building Company decisions control property operations and use of cash flow, thus determining the amount of cash available for Empire State Building Associates’ distributions. If the consolidation is not completed, the Helmsley estate will have to find another way to liquidate its real estate holdings. In that case, the Helmsley estate could sell to a person or group, which would then have such veto on decisions by Empire State Building Company, thereby creating the potential for stalemate and the resulting impairment of Empire State Building Associates’ distributions.

We believe that reality dictates that the best decisions and conditions change over time. The tax code which drove my grandfather and father to structure the purchase of the Empire State Building has changed. Financing and operations are different today than in the past; more than 50 years ago. Technology, rules and business have become more complex and the structures of yesterday do not allow us to address efficiently, the challenges and opportunities of today. We believe the status quo does not make sense any longer.

Let me briefly touch on where we go from here. We now have begun the process of soliciting consents from investors in the three public LLCs that own interests in the three properties: the Empire State Building; One Grand Central Place and 250 West 57th Street. The operating lessees of these three properties have already provided their consents.

By law, the solicitation period must last at least 60 days after the beginning of the solicitation period. The end of that 60-day period is March 25th, 2013. The longer it takes to approve the proposed consolidation and IPO, the greater will be the expenses borne by all investors. The longer it will take until the benefits that we believe will be realized from the consolidation, including steadier, more regular distributions, the longer it will take for you to receive the one-time distribution of reserves and reimbursement of offering expenses and, the longer it will take for you to receive your share of the class action settlement proceeds.

Importantly, all of these benefits will only occur if the vote for the consolidation and IPO are completed. For these reasons, delay is costly and it is important that you make your choice and send in your vote as soon as you can so that your vote is counted and the consolidation goes as quickly as possible to minimize ongoing expenses.

You may already have been contacted by representatives of Malkin Holdings and our proxy solicitor, MacKenzie Partners, Inc. They can answer your questions and help you make sure you have all the information you need in order to cast an informed vote. You can also contact Malkin Holdings directly through our website or by phone at 1-888-410-7850. Again, that toll-free number is 1-888-410-7850.

A transcript of comments and questions and answers from this call will be available on our website, along with all of the other materials to which I referred earlier in the call. Remember, the website address is www.empirestaterealtytrust.com.

That’s all one word, www.empirestaterealtytrust.com.

Peter Malkin: Thank you very much for listening and as always, we appreciate your support.

Operator: Thank you, Mr. Malkin. This concludes our call today. Thank you all for participating.